CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2019 and 2018

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

DXI Energy Inc.

Opinion

We have audited the accompanying consolidated financial statements of DXI Energy Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2019, and the consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 of the consolidated financial statements, which indicates that the Company incurred a net loss of $5,221,000 during the year ended December 31, 2019 and, as of that date, the Company’s current liabilities exceeded its current assets by $1,831,000. As stated in Note 2, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Matters

The consolidated financial statements of DXI Energy Inc. for the year ended December 31, 2018 were audited by another auditor who expressed an unmodified opinion on those statements on March 21, 2019.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Grant P. Block.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

April 29, 2020

DXI ENERGY INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

		December 31,	December 31,
(thousands of Canadian dollars)	Notes	2019	2018
		$	$
ASSETS
Current
Cash		193	26
Accounts receivable		131	185
Prepaids and deposits		36	58
Assets held for sale	5	323	-
Current Assets		683	269
Non-current
Deposits		314	215
Property and equipment	6	1,070	2,681
Total Assets		2,067	3,165

LIABILITIES
Current
Accounts payable and accrued liabilities		1,786	2,057
Loans from related parties	8	408	1,542
Convertible debt	9	-	32
Lease liabilities	10	16	-
Liabilities directly associated with assets held for sale	5	304	-
Current Liabilities		2,514	3,631
Non-current
Loans from related parties	8	2,443	3,553
Convertible debt	9	-	356
Decommissioning liability	11	3,878	3,808
Total Liabilities		8,835	11,348
SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	12	109,323	101,715
Contributed surplus		13,084	13,934
Deficit		(132,698)	(127,477)
Accumulated other comprehensive income		3,523	3,645
Total Shareholders' Equity (Deficit)		(6,768)	(8,183)
Total Liabilities and Shareholders' Equity (Deficit)		2,067	3,165

Going concern - Note 2(b)
Subsequent events - Note 22

Approved on behalf of the Board:

"signed"	"signed"
Ronnie Bozzer - Director	Robert Hodgkinson - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars, except per share amounts)	Notes	2019	2018
		$	$
REVENUES
Gross revenues		1,278	1,951
Royalties		(150)	(207)
Total Revenues, net of royalties	18	1,128	1,744

EXPENSES
Operating and transportation		1,502	1,811
Amortization, depletion and impairment losses	7	837	15,728
General and administrative		1,005	1,082
Financing expenses		765	1,025
Stock based compensation		115	77
Foreign exchange loss		6	605
Loss on held-for-sale assets	5	2,124	-
Gain on settlement of financial contract liability	21	-	(6,857)
Total Expenses		6,354	13,471

Loss before income taxes and other items		(5,226)	(11,727)
Other income		5	95

Loss for the year		(5,221)	(11,632)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(122)	1,173

Comprehensive loss		(5,343)	(10,459)

Loss per common share - basic and diluted	14	(0.03)	(0.11)

Weighted average common shares outstanding
Basic		188,456,444	103,606,088
Diluted		188,456,444	103,606,088

The accompanying notes are an integral part of these consolidated financial statements.	2

DXI ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Canadian Dollars)

	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2019	103,606,088	101,715	13,934	(127,477)	3,645	(8,183)
Shares issued via private placements, net of issuance costs	70,882,401	3,182	-	-	-	3,182
Shares issued via debt conversion, net of issuance costs	74,024,262	4,426	-	-	-	4,426
Reversal of contributed surplus related to value of conversion feature on convertible debt	-	-	(965)	-	-	(965)
Stock-based compensation	-	-	115	-	-	115
Loss	-	-	-	(5,221)	-	(5,221)
Foreign currency translation adjustment	-	-	-	-	(122)	(122)
Balance as at December 31, 2019	248,512,751	109,323	13,084	(132,698)	3,523	(6,768)

Balance as at January 1, 2018	103,606,088	101,715	13,752	(115,845)	2,472	2,094
Contributed surplus related to value of conversion feature on convertible debt	-	-	- 105	-	-	- 105
Stock-based compensation	-	-	77	-	-	77
Loss	-	-	-	(11,632)	-	(11,632)
Foreign currency translation adjustment	-	-	-	-	1,173	1,173
Balance as at December 31, 2018	103,606,088	101,715	13,934	(127,477)	3,645	(8,183)

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DXI ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars)	Notes	2019	2018
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the year		(5,221)	(11,632)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		837	15,728
Stock based compensation		115	77
Non-cash financing expenses		762	575
Non-cash foreign exchange on financial contract liability		-	591
Miscellaneous non-cash items		-	(93)
Gain on settlement of financial contract liability		-	(6,857)
Loss on held-for-sale assets	5	2,124	-
Cash flows used in operations		(1,383)	(1,611)
Changes in operating working capital	14	(422)	720
Total Cash Flows used in Operating Activities		(1,805)	(891)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(99)	(3)
E&E expenditures		(8)	-
Additions to property and equipment	6	(1,469)	(781)
Reclamation expenditures		-	(15)
Changes in investing working capital	14	212	214
Total Cash Flows used in Investing Activities		(1,364)	(585)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Convertible debt, net of financing costs		239	486
Shares issued for cash, net of share issue costs		3,182	-
Principal payments on lease liabilities		(86)	-
Changes in financing working capital	14	1	6
Total Cash Flows from Financing Activities		3,336	492

CHANGE IN CASH		167	(984)
CASH, BEGINNING OF YEAR		26	1,010

CASH, END OF YEAR		193	26

Supplemental cash flow information - Note 14

The accompanying notes are an integral part of these consolidated financial statements.	4

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol “DXIEF” in the United States. The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. The address of its registered office is 523 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

These consolidated financial statements were authorized and approved for issuance by the Board of Directors on April 27, 2020.

NOTE 2 – BASIS OF PRESENTATION

(a) Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b) Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company incurred a loss of $5.2 million during the year ended December 31, 2019 and as of that date has a working capital deficiency of $1.8 million and an accumulated deficit of $132.7 million.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and sourcing additional equity and debt capital from financiers, other than the present non-arm’s length lenders to the Company, to provide the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. The present non-arm’s length lenders have informed the Company they will not provide any significant additional capital to the Company. There is no assurance that future financing and exploration and development activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used that would be necessary if the going concern assumptions were not appropriate.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial liabilities that are measured at fair value, as explained in the accounting policies in note 3.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(d) Use of estimates and judgments

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(e) Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian subsidiaries, DEAL and 0855524 B.C. Ltd. The functional currency of Dejour USA, the Company’s US subsidiary, is US dollars. Dejour USA measures items using US dollars with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the consolidated financial statements are as follows:

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company accounts for the assets, liabilities, revenues and expenses related to its interest in the joint operations from the date that joint control commences until the date that it ceases.

(b) Foreign currency

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the statement of financial position date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income (loss) as cumulative translation differences.

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the statement of financial position date. Non- monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in the consolidated statement of comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d) Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (“CGU’s”). Such CGU’s are not larger than an operating segment.

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

The Company may occasionally enter into arrangements whereby the Company will transfer part of an oil and gas interest as consideration for an agreement by the transferee to meet certain E&E expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal.

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production (“D&P”) assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Resource properties (continued)

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Changes in reserve estimates are dealt with prospectively. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Right-of-use asset	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of ownership and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output and is accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2019, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 99% (December 31, 2018 – 99%).

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f) Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(g) Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments’ grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model to measure the value of the equity instruments issued. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Share based payments (continued)

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h) Revenue recognition

The Company derives revenue from product sales contracts with its marketers (one for each commodity type) for the delivery of oil, natural gas, and natural gas liquids (“Goods”). The contract with the marketers has an open-ended term that may last one month to several years and may operate on an evergreen basis. Payment is due on the contract near the end of the month following the month in which the product was delivered.

Applying the five-step model required by IFRS 15, Revenue from Contracts with Customers, revenue is recognized as follows for these contracts:

Step in Model	Product Sales
Identify the contract	The contractual arrangement executed with the customer, specifying the quantity and market price.
Identify distinct performance	Contract is for the delivery of the Goods on the specified date.
obligations
Estimate transaction price	Transaction price is based on current commodity market prices.
Allocate transaction price to	The transaction price is allocated to the Goods delivery.
performance obligations
Recognize revenue as performance	Revenue to be recognized at a point in time once control passes to the
obligations are satisfied	customer (i.e. when the oil or gas is delivered or picked up by the customer).

Costs related to processing the oil and delivering the oil to pipelines are netted from the payment received from the customer. These costs are recognized separately in the statement of comprehensive loss at the same time as revenue recognition. The costs associated with production-based royalty expenses and operating and transportation costs are recognized in the same period in which the related revenue is earned and recorded.

(i) Financial instruments

The Company’s financial instruments include cash, accounts receivables, accounts payable and accrued liabilities, loans from related parties and liabilities directly associated with assets held for sale.

Financial assets

At December 31, 2019 and 2018, financial assets were initially recorded at fair value and are designated into one of the following three categories: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive loss (“FVOCI”).

These assets arise principally from the provision of goods and services to customers. These assets are initially recognized at fair value plus directly attributable transaction costs. Subsequently, they are recorded at amortized cost using the effective interest rate method, less any impairment losses.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Financial instruments (continued)

A financial asset is classified as FVOCI if the asset is held with the objective to both collect contractual cash flows and sell the financial asset. All other financial assets are measured at FVTPL. As at December 31, 2019 and 2018, the Company held no financial instrument in both the FVTPL category and FVOCI category.

The Company's financial assets measured at amortized cost are cash and cash equivalents and accounts receivable. The Company has four customers and the expected credit loss (“ECL”) related to the customers is nil.

Financial liabilities

The Company classifies its financial instruments into one of two categories, depending on the purpose for which the liability was acquired.

• Fair value through profit or loss: this category does not comprise any liabilities at December 31, 2019 and 2018. These liabilities are classified and measured at fair value through profit and loss.

• Amortized cost: this category includes accounts payables and accrued liabilities, loans from related parties and convertible debt, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

Derivative financial instruments, such as warrants issued in US dollars or contracts entered into to manage the exposure to volatility in commodity prices, are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. Commodity contracts are not used for trading or other speculative purposes. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss.

For outstanding warrants issued in foreign currency at each reporting period, the change in the fair value of the liability between reporting periods is recorded in the consolidated statement of comprehensive loss. As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive loss. Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital.

Impairment of financial assets

At each reporting date, the Company assesses the ECL associated with its financial assets to determine whether any financial asset is impaired.

(j) Impairment

For accounts receivable, the Company applies the simplified approach required by IFRS 9, which requires the ECL allowances to be recognized at the initial recognition of the receivables. The ECL for financial assets are based on the assumptions about risk of default and expected credit losses. The Company uses judgment in making these assumptions and selecting inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-financial assets

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU.

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

(k) Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as a reduction of revenues.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

(m) Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred income tax recovery for the amount of tax reduction renounced to the shareholders.

(n) Assets held for sale and discontinued operations

Assets held for sale

The Company classifies assets, or disposal groups, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Company must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company measures assets or disposal groups at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro-rata basis, except that no loss is allocated to inventories or financial assets. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the statement of comprehensive loss; however, gains are not recognized in excess of any cumulative impairment loss. Upon classifying asset or disposal groups as held for sale, the Company presents the assets separately as a single amount and the associated liabilities separately as a single amount on the consolidated statements of financial position. Comparative period consolidated statements of financial position are not restated. Assets held for sale are not depreciated, depleted, or amortized.

Discontinued operations

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of or classified as held for sale. The operations and cash flows can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes. When the Company classifies an operation as a discontinued operation, it re-presents the comparative consolidated statements of comprehensive loss as if the operation had been discontinued from the start of the comparative year. In doing this, the Company excludes the results for the discontinued operations and any gain or loss from disposal from the consolidated statements of operations from continuing operations and presents them on a separate line as profit or loss (net of tax) from the discontinued operation. Per share information and changes related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are presented separately from cash flows from continuing operations in the consolidated statements of cash flows. As the U.S. oil and gas properties in Colorado’s Piceance Basin did not represent a separate major line of business or geographical area of the Company’s operations, segregation of discontinued operations is not considered necessary.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Adoption of new accounting standard

The Company adopted IFRS 16 "Leases" on January 1, 2019. IFRS 16 eliminates the distinction between operating leases and finance leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the statement of financial position.

The Company adopted IFRS 16 using the modified retrospective approach, whereby the cumulative effect of initially applying the standard was recognized as a $97,000 increase to right-of-use assets (included in "property and equipment") with a corresponding increase to lease liabilities (Note 10). The right-of-use assets recognized were measured at amounts equal to the present value of the lease liabilities. The weighted average incremental borrowing rate used to determine the lease liabilities at adoption was approximately 10%. The right-of-use asset and lease liabilities recognized relate to the Company's head office lease in Vancouver and the lease for its Calgary office. The Company elected to not apply lease accounting to the short-term leases and leases for low-value assets.

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2019 reporting period. These standards have been assessed by the Company and are not expected to have a significant impact on the Company’s consolidated financial statements.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, and losses. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Decommissioning liability

The Company recognizes decommissioning liabilities for its exploration and evaluation assets and property and equipment. Measurement of the decommissioning liabilities involves estimates and judgements as to the cost and timing of incurrence of future decommissioning programs. It also involves assessment of appropriate discount rates, rates of inflation applicable to future costs and the rate used to measure the accretion charge for each reporting period. Measurement of the liability also reflects current engineering methodologies as well as current and expected future environmental legislation and standards. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Management uses judgment to determine the most appropriate valuation model to estimate the fair value for share-based payment transactions. The inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, require judgment for determination.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2019, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli) – Note 6.

Financial instruments

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

NOTE 5 – ASSETS HELD FOR SALE

On December 31, 2019, the Company terminated operations in the Piceance Basin in the State of Colorado and formally listed its remaining oil and gas properties in the Basin for sale with an accredited agent in the USA. The Company has no plans to further develop its existing petroleum and natural gas properties in Colorado or explore for new opportunities in the Piceance Basin.

Consequently, an impairment test was conducted at December 31, 2019 and the Piceance Basin assets were written down by $2,124,000 to their estimated fair value less transaction costs of $268,000 (US$207,000). The recoverable amount was determined using the fair value less costs to sell methodology which is classified as Level 3 fair value measurements under IFRS.

The major classes of assets and liabilities classified as held for sale as at December 31, 2019 are as follows:

$
Accounts receivable	55
Property and equipment	268
Assets held for sale	323
Accounts payable and accrued liabilities	152
Decommissioning liability	152
Liabilities directly associated with assets held for sale	304

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2018	34,127	15,348	158	49,633
Additions	778	1	2	781
Change in decommissioning provision	(232)	(2)	-	(234)
Disposals	-	(486)	(1)	(487)
Foreign currency translation and other	-	1,363	-	1,363
Balance at December 31, 2018	34,673	16,224	159	51,056
Additions	1,419	50	-	1,470
Increase in right-of-use asset (note 10)	-	-	97	97
Change in decommissioning provision	146	9	-	155
Disposals	-	-	(8)	(8)
Reclassified to assets held for sale (note 5)	-	(15,505)	-	(15,505)
Foreign currency translation and other	-	(778)	-	(778)
Balance at December 31, 2019	36,238	(0)	248	36,487

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2018	(30,523)	(1,806)	(142)	(32,471)
Amortization and depletion	(951)	(205)	(4)	(1,160)
Impairment losses	(3,100)	(11,459)	-	(14,559)
Foreign currency translation and other	-	(185)	-	(185)
Balance at December 31, 2018	(34,574)	(13,655)	(146)	(48,375)
Amortization and depletion (note 7)	(459)	(114)	(84)	(657)
Impairment losses (note 7)	(160)	-	-	(160)
Disposals	-	-	7	7
Reclassified to assets held for sale (note 5)	-	13,113	-	13,113
Foreign currency translation and other	-	656	-	656
Balance at December 31, 2019	(35,193)	0	(223)	(35,416)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2018	99	2,569	13	2,681
At December 31, 2019	1,045	0	25	1,070

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Amortization and Depletion

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2019 included estimated future development costs as estimated by the Company’s external reserves evaluator.

The following table summarizes the factors used to calculate the amortization and depletion:

		Estimated Future Development Costs
Country	CGU	2019	2018
		$	$
Canada	Drake/Woodrush	327	Nil
United States	Kokopelli	Nil	83,700

Impairment

In accordance with IFRS, an impairment test was conducted at December 31, 2019 on the Drake/Woodrush CGU. The estimated recoverable amounts were determined using fair value less costs to sell. In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of the CGU as estimated by the Company’s independent reserve evaluator.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a) Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b) Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c) Discount rate – The discount rate used to calculate the net present value of cash flows is an after-tax discount rate of 10%.

Below are the following forward commodity price estimates used in the December 31, 2019 impairment test:

	Natural gas	NGL	Crude oil
Year	(AECO)	(Edmonton Condensate)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2020	2.08	77.80	71.71
2021	2.35	79.22	74.03
2022	2.55	83.33	76.92
2023	2.65	86.54	80.13
2024	2.75	89.10	82.69
2025	2.85	91.67	85.26
2026	2.91	94.23	87.82
2027	2.97	96.55	90.14
2028	3.03	98.50	92.09
2029	3.09	100.49	94.08
Each benchmark price increased on average approximately 2% thereafter

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

At December 31, 2019, indicators of impairment were determined to exist in the Company’s Drake/Woodrush CGU, due to declining oil reserves associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia. An impairment test was carried out on the Drake/Woodrush CGU, resulting in an impairment of $160,000 (December 31, 2018 - $3,100,000). The impairment was recognized because the carrying value exceeded the recoverable amount. The recoverable amount was determined using the fair value less costs to sell methodology which is classified as Level 3 fair value measurements.

At December 31, 2019, the Company determined to reclassify its U.S. oil and gas properties as held-for-sale assets (note 5).

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2019	2018
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses	20	9
Property and Equipment (D & P assets)
Amortization and depletion (note 6)	657	1,160
Impairment losses (note 6)	160	14,559
	837	15,728

NOTE 8 – LOANS FROM RELATED PARTIES

(a) Loan from Hodgkinson Equities Corporation (“HEC”)

(i) $4,500,000 loan

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest (note 8(b)).

On April 29, 2019, the Company entered into an amending agreement with HEC to convert $2,500,000 into 41,666,666 common shares of the Company at a price of $0.06 per share. The agreement was approved by the “disinterested” or minority shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 41,666,666 common shares of the Company were issued to HEC and 1,373,116 common shares of the Company were issued in settlement of accrued interest. The principal loan amount owing at December 31, 2019 is $2,000,000.

As at December 31, 2019, the carrying value of the loan liability is as follows:

$
Balance at December 31, 2017	2,498
Accretion expense	339
Balance at December 31, 2018	2,837
Accretion expense	229
Reversal of conversion feature on repayment	860
Repayment via share issuance	(2,500)
Balance at December 31, 2019	1,426
Current portion	(204)
Non-current portion	1,222

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

Other terms of the loan are:

• the Company may repay the loan at any time without penalty;

• the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and

• In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

(ii) $1,000,000 loan

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan were repayable on or before June 30, 2019.

On April 29, 2019, the Company entered into an agreement with HEC to convert $1,000,000 into 16,666,667 common shares of the Company at a price of $0.06 per share. The agreement was approved by the “disinterested” or minority shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 16,666,667 common shares of the Company were issued to HEC and 684,932 common shares were issued in settlement of accrued interest and the loan was repaid in full accordingly.

(b) Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022;

(b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest (note 8(a)).

As at December 31, 2019, the carrying value of the loan liability is as follows:

$
Balance at December 31, 2017	1,110
Accretion expense	148
Balance at December 31, 2018	1,258
Accretion expense	167
Balance at December 31, 2019	1,425
Current portion	(204)
Non-current portion	1,221

Other terms of the loan are:

• the Company may repay the loan at any time without penalty;

• the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and

• In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

On May 1, 2019, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of September 30, 2019. On October 1, 2019, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to further defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of December 31, 2019. Subsequent to December 31, 2019, the deferred interest amount of $133,000 was paid in full via issuance of the Company’s 4,430,136 common shares. The share issuance was approved by the Toronto Stock Exchange on January 24, 2020.

NOTE 9 – CONVERTIBLE DEBT

In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 on a first secured basis ranking “pari passu” with HEC and HVI (note 8). The loans bear interest at the Canadian prime rate plus 1% per annum, are due on June 5, 2022, and are convertible into 12,999,998 common shares of the Company at a price of $0.06 per share. The Company closed the private placement of convertible debt in two tranches in October 2018 ($520,000) and January 2019 ($260,000) for an aggregate amount of $780,000 upon receipt of all regulatory approvals.

The fair value of the $780,000 loan was determined by applying a risk-adjusted rate of 13% to discount the contractual cash flows over the life of the loan. The fair value of the liability component of $613,000 was then deducted from the face value of the loan ($780,000), with the balance being taken directly to equity. Related financing costs of $41,000 were allocated to the liability and equity components. For equity, the costs of $10,000 are accounted for as a deduction from equity. For liability, the costs of $31,000 are accounted for as a deduction from the carrying amount of the liability.

At December 31, 2019, the carrying value of the convertible debt is as follows:

	2019	2018
	$	$
Amount upon initial recognition	583	381
Accretion expense	12	7
Reversal of conversion feature on repayment	157	-
Loss on debt conversion	28	-
Repayment by share issuance	(780)	-
	-	388
Less: current portion	-	(32)
Non-current portion	-	356

In February 2019, all four US accredited investors exercised the right to convert their debts into 12,999,998 common shares of the Company at a price of $0.06 per share. The transaction was completed on February 14, 2019.

NOTE 10 – LEASE LIABILITIES

$
Balance at January 1, 2019	-
Initial recognition	97
Interest expense	5
Lease payments	(86)
Balance at December 31, 2019	16
Current portion	(16)
Non-current portion at December 31, 2019	-

The Company has lease liabilities for contracts related to the office space for its offices in Vancouver and Calgary. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties (1)	Properties	Total
	$	$	$
Balance at January 1, 2018	3,839	132	3,971
Additions	60	-	60
Change in estimated future cash flows	(296)	(3)	(299)
Actual costs incurred and other	(15)	12	(3)
Unwinding of discount	76	3	79
Balance at December 31, 2018	3,664	144	3,808
Additions	40	-	40
Change in estimated future cash flows	118	9	127
Actual costs incurred and other	-	(3)	(3)
Unwinding of discount	56	2	58
Reclassified as liability directly associated with assets held for
sale (note 5)	-	(152)	(152)
Balance at December 31, 2019	3,878	-	3,878

(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2019:
Discount rate	1.62%	1.67%
Inflation rate	2.00%	2.00%
As at December 31, 2018:
Discount rate	1.94%	2.15%
Inflation rate	2.00%	2.00%

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

In December 2019, the Company completed a private placement and 31,994,400 units were issued at a price of $0.03 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.04 per share on or before December 2, 2020. Gross proceeds raised were $960,000. In connection with this private placement, the Company paid finders’ fees of $61,000 and other related costs of $13,000.

In July 2019, the Company completed a private placement and 5,835,667 common shares were issued at a price of $0.06 per share for gross proceeds of $350,000. The Company paid professional and other costs of $9,000 related to this offering. 100% of the common shares were issued to two officers of the Company.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – SHARE CAPITAL (continued)

In March 2019, the Company completed a private placement and 33,052,334 common shares were issued at a price of $0.06 per share for gross proceeds of $1,983,000. The Company paid professional and other costs of $28,000 related to this offering. 906,267 of the common shares were issued to a director of the Company (239,600) and a creditor of the Company (666,667) to settle the amount of $14,000 and $40,000 respectively owing to them.

In February 2019, the Company issued 12,999,998 common shares for the conversion of secured loans of $780,000. In May 2019, the Company issued 58,333,333 common shares for the conversion of secured loans of $3,500,000 and 2,690,931 common shares for the settlement of accrued interest of $161,000.

In January 2018, the Company renounced $523,000 flow-through funds to investors, using the look-back rule. The flow- through funds had been fully spent by March 31, 2018. As a result of renunciation, a deferred income tax recovery of $93,000 was recognized on settlement of flow-through shares liability.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at December 31, 2017	3,400,000	0.16
Options granted	1,850,000	0.09
Options cancelled	(400,000)	0.16
Balance at December 31, 2018	4,850,000	0.13
Options granted	3,500,000	0.06
Options cancelled	(800,000)	0.13
Balance at December 31, 2019	7,550,000	0.10

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of the stock options as at December 31, 2019 are as follows:

		Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.06	3,500,000	0.06	4.10	1,750,000	0.06	4.10
$0.09	1,450,000	0.09	1.00	1,450,000	0.09	1.00
$0.16	2,600,000	0.16	1.43	2,600,000	0.16	1.43
	7,550,000	0.10	2.58	5,800,000	0.11	2.13

The fair value of the options issued during the year ended December 31, 2019 and 2018 was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2019	2018
Fair value at grant date	$0.03	$0.04
Expected volatility	108.49%	100.59%
Expected option life	2.16 years	1.46 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.82%	1.80%
Estimated forfeiture rate	4.10%	5.04%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	Warrants	Exercise price
		$
Balance at December 31, 2017 and 2018	-	-
Warrants granted	31,994,400	0.04
Balance at December 31, 2019	31,994,400	0.04

Details of the outstanding and exercisable warrants as at December 31, 2019 are as follows:

		Outstanding			Exercisable
			Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.04	31,994,400	0.04	0.92	31,994,400	0.04	0.92
	31,994,400	0.04	0.92	31,994,400	0.04	0.92

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital consisted of the following:

	Year ended December 31
	2019	2018
	$	$
Changes in working capital:
Accounts receivable	(1)	203
Prepaids and deposits	22	(29)
Accounts payable and accrued liabilities	(230)	766
	(209)	940
Comprised of:
Operating activities	(422)	720
Investing activities	212	214
Financing activities	1	6
	(209)	940
Other cash flow information:
Cash paid for interest	-	397
Income taxes paid	-	-

NOTE 15 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019 and 2018 and in addition to the loans from related parties (note 8), the Company entered into the following transactions with related parties:

(a) Compensation awarded to key management included a total of salaries and director fees of $311,000 (2018 - $230,000) and non-cash stock-based compensation of $114,000 (2018 - $77,000). Key management includes the Company’s officers and directors. The salaries and director fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2019 is $268,000 (December 31, 2018 - $207,000) owing to the officers and directors of the Company.

(b) Interest expenses of $Nil (2018 - $397,000) related to the loans from related parties were paid in cash to the companies controlled by or associated with a director of the Company. Interest expenses of $161,000 (2018 - $Nil) related to the loans from related parties were paid via issuance of the Company’s 2,690,931 common shares to the companies controlled by or associated with a director of the Company.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2019	2018
	$	$
Loss before income taxes	(5,221)	(11,727)
Corporate tax rate	27.00%	27.00%
Expected tax recovery	(1,410)	(3,166)
Increase (decrease) resulting from:
Differences in foreign tax rates and change
in statutory tax rates	1,233	73
Impact of foreign exchange rate changes	946	(1,343)
Change in unrecognized deferred tax assets	(946)	4,288
Stock based compensation and expiry of losses	177	148
Deferred income tax recovery	0	-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences, as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2019	2018
	$	$
Deferred income tax assets
Non-capital losses available	23,193	22,683
Capital losses available	1,113	1,113
Resource tax pools in excess of net book value	6,299	7,506
Share issue costs and others	780	1,030
Unrecognized deferred tax assets	31,385	32,332

In May 2019, the Alberta Government proposed changes to the general corporate income tax rate to gradually decrease the rate from 12% to 8% effective July 1, 2019. This change in tax rate was substantively enacted in May 2019. The relevant deferred tax balances have been remeasured to reflect the decrease in the Company's Federal and Provincial (AB) general corporate income tax rate from 27% to 23% applicable to one of the Company's subsidiaries.

The Company has the approximate amounts of tax pools available as follows:

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES (continued)

As at December 31	2019	2018
	$	$
Canada:
Exploration and development expenditures	19,262	17,810
Unamortized share issue costs	200	176
Capital losses	8,242	8,242
Non-capital losses	36,482	34,979
	64,186	61,207
United States:
Exploration and development expenditures	4,563	9,317
Undeducted expenses	2,857	3,001
Non-capital losses	61,323	58,992
	68,743	71,310
Total	132,929	132,517

The exploration and development expenditures at December 31, 2019 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2026	24	2,621	2,645
2027	3,606	3,493	7,099
2028	4,674	262	4,936
2029	3,373	3,382	6,755
2030	2,070	2,873	4,943
2031	2,408	2,893	5,301
2032	4,372	7,875	12,247
2033	2,167	16,787	18,954
2034	3,966	13,113	17,079
2035	2,292	562	2,854
2036	1,815	1,697	3,512
2037	2,354	429	2,783
2038	1,857	869	2,726
2039	1,504	4,467	5,971
	36,482	61,323	97,805

NOTE 17 – COMMITMENTS

At December 31, 2019, the Company’s undiscounted contractual obligations and commitments are as follows:

		Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Total
	$	$	$	$
Debt repayments	-	4,000	-	4,000
	-	4,000	-	4,000

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2019	2018	2019	2018	2019	2018
	$	$	$	$	$	$
Year ended December 31
Revenues, net of royalties	834	1,219	294	525	1,128	1,744
Segmented loss	(2,885)	(6,268)	(2,336)	(5,364)	(5,221)	(11,632)
Amortization, depletion and impairment losses	723	4,062	114	11,666	837	15,728
Interest expense	676	901	-	-	676	901
Capital expenditures	1,427	780	50	1	1,477	781

NOTE 19 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

• Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

• Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

• Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2019 and December 31, 2018:

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2019	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	193	193	193	-	-
Accounts receivable	131	131	131	-	-
Financial Liabilities:
Accounts payable	1,786	1,786	1,786	-	-
Loans from related parties	2,851	2,851	-	-	2,851
Liabilities associated with assets held for sale	304	304	152	-	152

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 19 – DETERMINATION OF FAIR VALUES (continued)

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2018	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	26	26	26	-	-
Accounts receivable	185	185	185	-	-
Financial Liabilities:
Accounts payable	1,507	1,507	1,507	-	-
Loans from related parties	5,095	5,095	-	-	5,095
Convertible debt	388	388	-	-	388

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

(a) Credit Risk

Credit risk arises from credit exposure to receivables due from joint operating partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint operating partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2019, an amount of $12,000 was written off during the year. As at December 31, 2018, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2019, the Company’s receivables consist of $70,000 (2018 - $137,000) from joint operating partners, $74,000 (2018 - $12,000) from oil and natural gas marketers and $42,000 (2018 - $36,000) from other trade receivables. The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus a provision for doubtful accounts has not been set up. As at December 31, 2019, $Nil (2018 - $Nil) of accounts receivable are past due.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations.

(c) Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i) Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the years ended December 31, 2019 and 2018.

The Company was exposed to the following foreign currency risk at December 31:

	2019	2018
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	140	17
Accounts receivable	55	100
Accounts payable and accrued liabilities	(192)	(199)
Statement of financial position exposure	3	(82)

The following foreign exchange rates applied for the year ended and as at December 31:

	2019	2018
December 31, reporting date rate	1.2988	1.3642
YTD average USD to CAD	1.3269	1.2957

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would have an immaterial impact on the net loss at December 31, 2019 (2018 – increase of net loss of $8,000). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(ii) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2019, the Company was exposed to interest rate fluctuations on the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2019 would have increased or decreased net loss by $40,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2019 and 2018.

(iii) Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2019 would have decreased or increased net loss by $17,000. The Company had no commodity contracts in place at December 31, 2019.

(d) Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2019.

NOTE 21 – GAIN ON SETTLEMENT OF FINANCIAL CONTRACT LIABILITY

On December 31, 2018, Dejour USA settled a financial contract liability with a USA oil and gas company by assigning minor royalty interests in certain producing natural gas wells in the Piceance Basin of Colorado, together with some adjacent non-core leasehold interests, in return for 100% of the indebtedness owing to the oil and gas company. As a result, a gain of on settlement of the liability of $6,857,000 (US$5,026,000) was recognized in the year ended December 31, 2018.

DXI ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 22 - SUBSEQUENT EVENTS

(a) On March 4, 2020, the Company’s Board of Directors formally ratified management’s recommendation to suspend operations at the Company’s Woodrush facilities in North-East British Columbia following termination of the Company’s existing natural gas sales contract on March 31, 2020. The Company will monitor oil and gas prices and recommence operations when oil and gas prices recover to a level where the Company can again achieve profitability from its exploration and production activities.

(b) On March 31, 2020, the Board of Directors decided to exit the energy industry in light of the effects of COVID-19 on the world’s oil markets, and the related lack of available capital to fund the exploration and development programs of smaller oil and gas companies.

The Board has determined that its oil and gas properties, including Woodrush (note 1(b) above) and Kokopelli in the Piceance Basin of Colorado, will be sold. Funds received from the sale, if any, will be applied to satisfy existing accounts payable obligations and the costs to maintain corporate affairs and search for a new business.

Following the Company’s decision to reorganize its affairs, four directors tendered their resignation, including the Chairman and Chief Executive Officer.